



16003267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Process **ANNUAL AUDITED REPORT**
Section **(FORM X-17A-5**
PART III

FEB 2 6 2016

Washington DC   FACING PAGE

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SEC FILE NUMBER
8- 68 69 0

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING ___12/31/2015___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBS CAPITAL MARKETS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4890 W KENNEDY BOULEVARD, SUITE 940
                                    (No. and Street)

TAMPA   FLORIDA   33609
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWIN M BULLEIT   813-281-2700
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACCELL AUDIT & COMPLIANCE, PA
                     (Name – if individual, state last, first, middle name)

4868 W. GANDY BLVD   TAMPA   FL   33611
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __EDWIN M BULLEIT__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__MBS CAPITAL MARKETS, LLC__ , as
of __December 31__ , 20 _15_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__NONE__

_____
Signature

MATT I. CHANCEY

_____
Notary Public

__MANAGING MEMBER__
Title

MATT I. CHANCEY
MY COMMISSION # FF 110632
EXPIRES: April 7, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MBS CAPITAL MARKETS, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2015
(With Reports of Independent Registered Public Accounting Firm Thereon)

INDEX



Report of Independent Registered Public Accounting Firm

To the Members of
MBS Capital Markets, LLC

We have audited the accompanying financial statements of MBS Capital Markets, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statement of income and members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MBS Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation For Determination of Reserve Requirements; and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of MBS Capital Markets, LLC's financial statements. The supplemental information is the responsibility of MBS Capital Markets, LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

Tampa, Florida
February 23, 2016

1

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	3,889,892
Accounts receivable		7,969
Other assets		34,949
Deposits with clearing agency		150,000
Furniture and equipment, net		17,548
Total assets	$	4,100,358

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	33,146
Other liabilities		819,935
Total liabilities		853,081
Members' equity		3,247,277
Total liabilities and members' equity	$	4,100,358

MBS CAPITAL MARKETS, LLC

Statement of Income and Members' Equity

For the Year Ended December 31, 2015

Revenue:		
Underwriting	$	5,536,925
Placement		1,037,088
Advisory		92,587
Other, net		17,337
Total revenue		6,683,937
Expenses:		
Employee compensation and benefits		1,742,514
Other expenses		1,275,137
Interest expense		11,276
Total expenses		3,028,927
Net income		3,655,010
Members' equity at beginning of year		3,915,267
Member distributions		(4,323,000)
Members' equity at end of year	$	3,247,277

MBS CAPITAL MARKETS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	3,655,010
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		1,898
(Increase)decrease in operating assets:		
Accounts receivable		14,531
Other assets		(16,224)
Increase(decrease) in operating liabilities:		
Accounts payable and accrued liabilities		(11,565)
Other liabilities		453,050
Net cash provided by operating activities		4,096,700
Cash flows from investing activities:		
Purchase of Furniture and Equipment		(19,446)
Net cash used in investing activities		(19,446)
Cash flows from financing activities:		
Member distributions		(4,323,000)
Net cash used in financing activities		(4,323,000)
Net decrease in cash and cash equivalents		(245,746)
Cash and cash equivalents at beginning of year		4,135,638
Cash and cash equivalents at end of year	$	3,889,892
Supplemental disclosure - interest paid	$	11,276

(1) Nature of Business

MBS Capital Markets, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes revenues in the period which the revenue is earned and services are rendered.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c) Accounts Receivable

Accounts receivable represents balances due for services completed that have yet to be paid. The Company estimates the allowance for doubtful accounts based upon a review of current collectability of existing receivables

(d) Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company has adopted Accounting Standards Codification Topic, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the application of this standard as of and for the year ended December 31, 2015. The Company's income tax return for tax years 2012 and thereafter remain open to examination by the IRS.

(2) **Summary of Significant Accounting Policies - Continued**

(e) **Marketable Securities**

Marketable securities are reported at fair value based on quoted market prices and have been classified as trading securities with realized and unrealized gains and losses included in net income. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(f) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(g) **Recently Issued Accounting Pronouncements**

The Company reviewed all recent accounting pronouncements issued by the Financial Accounting Standards Board (including its Emerging Issues Task Force), the AICPA, and the SEC and they did not or are not believed by management to have a material impact on the Company's present or future financial statements.

(3) **Concentrations of Credit Risk and Major Customer Information**

The Company maintains all of its cash and cash equivalents in a commercial depository account which is insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits may exceed federally insured limits.

During 2015, approximately 83% and 16% of total revenue was generated by underwriting transactions and private placements, respectively.

(4) **Deposits with Clearing Agency**

The Company entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

As of December 31, 2015, the Company had a cash deposit of $150,000 with Pershing, of which $100,000 was held by Pershing for potential unresolved Company claims, losses, or expenses incurred by Pershing.

(5) Commitments and Contingencies

The Company has two operating leases for office space. Approximate future minimum lease payments required under these operating leases as of December 31, are as follows:

Year Ending December 31,

2016	$	124,493
2017		128,226
2018		71,591
2019		68,246
2020		5,701

Expense incurred during the year ended December 31, 2015 related to these leases total approximately $150,000.

(6) Related Party Transactions

Included in other liabilities in the statement of financial condition is approximately $22,000 due to members for reimbursement of expenses. Also, $748,958 in employee salary compensation expense for managing members is recorded in the statement of income and members' equity. The Company paid $235,360 to a profit sharing plan in which they are the Trustee. At the end of December 31, 2015, the Company accrued $214,147 related to the profit sharing amount. This number is included in the other liabilities on the statement of financial condition.

In April 2014, a relative of one of the managing members purchased one of the office buildings that the company leases. Related expense paid to this related party during the year ended December 31, 2015 was approximately $83,000.

(7) Indemnifications

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(8) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2015, the Company had net capital of $3,186,811 which exceeded the capital requirement of $100,000 by $3,086,811. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1 at December 31, 2015.

(9) Employee Benefit Plan

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with Securian Company, a division of Minnesota Life Insurance Company. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 3% of Plan compensation and, at its discretion, may make additional contributions. The Company's contributions to the Plan for the year ended December 31, 2015 were $214,147. Plan contributions are included in employee compensation and benefits in the statement of income and member's equity and in other liabilities on the statement of financial condition.

(10) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(11) Subsequent Events

The Company has evaluated events and transactions for potential recognition and disclosure through February 23, 2016 the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2015

MBS CAPITAL MARKETS, LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

Computation of net capital:		
Members' equity	$	3,247,277
Less non-allowable assets:		
Other assets		(60,466)
Net capital	$	3,186,811
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	853,081
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	56,872
Minimum net capital required	$	100,000
Excess net capital	$	3,086,811
Ratio of aggregate indebtedness to net capital		0.27

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015, as amended on February 24, 2016 is not presented as there are no material differences.

MBS CAPITAL MARKETS, LLC

Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.



**Report of Independent Registered Public Accounting Firm on Applying
Agreed–Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Members of
MBS Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MBS Capital Markets, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating MBS Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for MBS Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 23, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2148*******************MIXED AADC 220
068690   FINRA   DEC
MBS CAPITAL MARKETS LLC
4890 W KENNEDY BLVD STE 940
TAMPA FL 33609-1850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 16,470

   B. Less payment made with SIPC-6 filed (exclude interest)   (10,682)

      <u>7/22/2015</u>
      Date Paid

   C. Less prior overpayment applied   (---)

   D. Assessment balance due or (overpayment)   5,788

   E. Interest computed on late payment (see instruction E) for____ ___days at 20% per annum   ---

   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,788

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 5,788

   H. Overpayment carried forward $ ---

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MBS CAPITAL MARKETS
(Name of Corporation, Partnership or other organization)

For Bull
(Authorized Signature)

Dated the _10_ day of _February_ 20_2016_

MANAGING Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:	Postmarked	Received	Reviewed
Calculations _____		Documentation _____	Forward Copy _____
Exceptions:			
Disposition of exceptions:			

SIPC REVIEWER

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,683,937

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 84,813

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C). —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,276

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) 11,276

Total deductions 96,089

2d. SIPC Net Operating Revenues $ 6,587,848

2e. General Assessment @ .0025 $ 16,470

(to page 1, line 2.A.)

2



Report of Independent Registered Public Accounting Firm

To the Members of
MBS Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2015, in which (1) MBS Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)(the "exemption provision"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 23, 2016



MBS CAPITAL MARKETS, LLC

Assertions Regarding Exemption Provisions

We, as members of management of MBS Capital Markets, LLC (the Company), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filings is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the follow assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2015.

MBS Capital Markets, LLC

By:

_____
(Name)

___Managing Director and Chief Compliance Officer___
(Title)

___February 23, 2016_____
(Date)

16